Exhibit 99.36

Volaris announces adjustments to its capacity for the month of June 2020

Mexico City, Mexico. May 29, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces adjustments to its capacity as a result of the health emergency generated by the pandemic of the virus SARS-CoV2 (COVID-19).

During the month of June 2020, Volaris will decrease capacity as measured by available seat miles (ASMs) by approximately 2/3 (two thirds) of its total operation versus the originally published schedule.

Volaris has implemented new biosecurity and preventive measures, for the safety and well-being of its passengers, crews and ground personnel.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 32 and its fleet from four to 82 aircraft. Volaris offers more than 45 daily flight segments on routes that connect 21 cities in Mexico and 3 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100